SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377 and 333-116964.

                                 RADVision Ltd.

6-K Items

1. RADVision Ltd. Proxy Statement for Annual General Meeting to be held June 19, 2005.

2.   RADVision Ltd. Proxy Card.

                                                                          ITEM 1

                                 RADVISION LTD.
                            24 Raul Wallenberg Street
                             Tel Aviv 69719, Israel

                                                                    May 10, 2005

            NOTICE OF THE 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

RADVISION Ltd. Shareholders:

     We cordially invite you to the 2005 Annual General Meeting of Shareholders (the "Meeting") of RADVISION Ltd. (the "Company") to be held at 10:00 a.m. (Israel time) on June 19, 2005, at our offices at 24 Raul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

     1. To appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2005, and to authorize our Audit Committee to fix their compensation;

     2.   To elect  Gadi  Tamari and Dan  Barnea as Class "A"  directors  of the
          Company  to  serve   until  the  2008   Annual   General   Meeting  of
          Shareholders;

     3.   To authorize remuneration for Dan Barnea, an independent director;

     4. To transact such other business that may properly come before the meeting; and

     5. To review and discuss the Directors' Annual Report to Shareholders, Auditor's Report and the consolidated financial statements of the Company for the year ended December 31, 2004.

     Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     Shareholders of record at the close of business on May 10, 2005 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors

                                            /s/Zohar Zisapel
                                            Zohar Zisapel, Chairman

                                 RADVISION LTD.
                            24 Raul Wallenberg Street
                             Tel Aviv 69719, Israel
                               Tel: 972-3-767-9360

                                 PROXY STATEMENT

                   2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADVISION Ltd. (the "Company") to be voted at the 2005 Annual General Meeting of Shareholders (the "Meeting") and at any adjournment thereof, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Sunday, June 19, 2005, at our offices at 24 Raul Wallenberg Street, Tel Aviv, Israel. Shareholders will be asked to vote upon the following matters: (i) to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2005, and to authorize the Company's Audit Committee to fix their compensation; (ii) to elect Gadi Tamari and Dan Barnea as Class "A" directors to serve until the 2008 Annual General Meeting of Shareholders; (iii) to authorize remuneration for Dan Barnea, an independent director; and (iv) to transact such other business that may properly come before the Meeting. In addition, the Directors' Annual Report to Shareholders, Auditor's Report and the consolidated financial statements of the Company for the year ended December 31, 2004 will be reviewed and considered at the Meeting.

     Our 2004 Annual Report to Shareholders, including our audited financial statements, and the proxy card enclosed with this Proxy Statement, are being mailed to shareholders on or about May 17, 2005.

     Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by the Company's transfer agent or at the Company's registered office at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to the Company Secretary, by submitting a subsequent validly executed proxy, or by voting in person.

     As of May 10, 2005, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 20,892,873 ordinary shares of our company. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.1 per share. The presence of at least two (2) shareholders, holding at least one third (1/3) of our issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon will be necessary to approve each of the proposals, except as otherwise mentioned.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting.

                           I. APPOINTMENT OF AUDITORS
                           (Item 1 on the Proxy Card)

     Our company's Audit Committee and Board of Directors have recommended the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, registered independent public accountants, as our independent auditors for year 2005.

     The following  resolution  will be offered by our Board of Directors at the
Meeting:

     "RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as recommended by our company's Audit Committee and the Board of Directors of the company, as the independent auditors of our company to conduct the annual audit of our financial statements for the year ending December 31, 2005, and to authorize the Audit Committee to fix their remuneration."

     If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent auditors, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent auditors, the Audit Committee will recommend another independent public accounting firm. The engagement of a new independent public accounting firm for year 2005 will be subject to approval by our shareholders at the 2006 Annual Meeting of the Shareholders.

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholders' approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


                     II. ELECTION OF TWO CLASS "A" DIRECTORS
                           (Item 2 on the Proxy Card)

     At our 2004  annual  general  meeting  of  shareholders,  our  shareholders approved an amendment to our Articles of Association to provide for classification of the non-external members of our Board of Directors into three classes. Gadi Tamari, our Chief Executive Officer, was elected as a Class A director to serve for a one year term until our 2005 annual general meeting of shareholders. Andreas Mattes was elected as a Class B director to serve for a term ending as of our 2006 annual general meeting of shareholders. Zohar Zisapel and Efraim Wachtel were elected as Class C directors to serve for a term ending as of our 2007 annual general meeting of shareholders. Liora Katzenstein will serve as an outside director pursuant to the provisions of the Israeli Companies Law, for her second three-year term, until our 2006 annual general meeting of shareholders, following which the service of Ms. Katzenstein as an outside director may not be extended. Joseph Atsmon will serve for a three-year term as an outside director pursuant to the provisions of the Israeli Companies Law until our 2006 annual general meeting of shareholders, following which his service as an outside director may be renewed for only one additional three-year term.

     In accordance with the new NASDAQ Marketplace Rules, effective as of July 31, 2005, all directors of the Company are nominated by a majority of our independent directors. The independent directors of the Company met in executive sessions and have proposed the election of Mr. Tamari and Mr. Dan Barnea to serve as Class A directors for a term of three years until the annual general meeting of shareholders to be held in 2008 or until their successors are elected and qualified. Notwithstanding the foregoing, Mr. Tamari will serve as a director of the Company so long as he is the Chief Executive Officer of the Company. The election of Mr. Barnea as an independent director (within the meaning of the NASDAQ Marketplace Rules) of the Company will allow the Company to have a Board of Directors consisting of a majority of independent directors, as required by the new NASDAQ Marketplace Rules.

     Gadi Tamari, age 59, has served as our chief executive officer and as a director since April 2001. From November 1999 to April 2001, Mr. Tamari was vice president, international operations, of the OpenNet Softswitch organization of Lucent Technologies. Prior thereto and since 1996, Mr. Tamari was chief operating officer of Excel Switching Corporation, responsible for international sales, operations, marketing and customer support. Mr. Tamari also served for many years in senior management positions with a number of telecommunications companies. Mr. Tamari holds a B.Sc. degree in mechanical engineering and a M.Sc. degree in industrial engineering from the Technion, Israel Institute of Technology, and attended Harvard University's Advanced Management Program.

     Mr. Barnea, age 60, is the senior vice president of Research and Development, BMC Software, Inc. a leading provider of enterprise management. In this position, Mr. Barnea is responsible for all product and technological related functions that align around BMC Software's core competencies and high-potential businesses. Mr. Barnea joined BMC Software in 1999 upon its acquisition of New Dimension Software where he held the post of Chief Executive Officer. He is credited with the significant turnaround within New Dimension Software, a success that catapulted the company into the forefront of the systems management industry. Mr. Barnea has held several senior management positions in technology companies including, Chief Executive Officer of Laser Industries, general manager for Indigo, and vice president of research and development for Elscint. Mr. Barnea holds a B.Sc. degree in Electrical Engineering and a M.Sc. degree in Computer Science, both from the Technion Israel Institute of Technology.

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for the election of each director. Should either of the nominees for director not be available for election, the proxies will be voted for a substitute nominee designated by the independent directors of the Board of Directors. It is not expected that either of the nominees will be unavailable.

     The Board of Directors recommends a vote FOR the election of the nominees for Director.


      III. APPROVAL OF REMUNERATION FOR DAN BARNEA, AN INDEPENDENT DIRECTOR
                           (Item 3 on the Proxy Card)

     As required by the Israel Companies Law, the terms of remuneration for directors of a company requires shareholder approval. Our independent directors and Board of Directors has approved the grant of options to purchase up to 50,000 ordinary shares to Mr. Dan Barnea, an independent director. This option grant has the following terms: the exercise price shall be the closing market price of our ordinary shares on the last trading date prior to the Meeting; quarterly vesting over sixteen (16) calendar quarters beginning June 19, 2005; exercisable until the earlier of Mr. Barnea's resignation or the termination of his position as a director of the Company; and expiration of the options, if not exercised or expired earlier, on June 19, 2015.

     The following resolution will be offered at the Meeting:

          "RESOLVED, to approve the grant of options to Mr. Barnea to purchase up to 50,000 ordinary shares of our company with the following terms: the exercise price shall be the closing market price for our company's ordinary shares on the last trading date prior to the Meeting; quarterly vesting over sixteen (16) calendar quarters beginning June 19, 2005; exercisable until the earlier of Mr. Barnea's resignation or the termination of his position as a director of our company; and expiration of the options, if not exercised earlier, on June 19, 2015."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholders' approval of the foregoing resolution.

     The Board of Directors recommends a vote for the foregoing resolution.


                                IV. OTHER MATTERS


     The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Annual Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

                 V. REVIEW AND DISCUSSION OF DIRECTORS' REPORT,
                 AUDITOR'S REPORT AND THE CONSOLIDATED FINANCIAL
                  STATEMENTS OF THE COMPANY FOR THE YEAR ENDED
                                DECEMBER 31, 2004

     At  the  Meeting,   our  Auditor's  Report,   Directors'  Report,  and  the
Consolidated Financial Statements for the year ended December 31, 2004 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.




                                            By Order of the Board of Directors,

                                            /s/Arnold Taragin
                                            Arnold Taragin, Company Secretary

                                                                          ITEM 2

                                 RADVISION LTD.
                            24 Raul Wallenberg Street
                             Tel Aviv 69719, Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Arnold Taragin and Tsipi Kagan, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.1 per share, of RADVision Ltd., or the Company, which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Sunday, June 19, 2005 at 10:00 a.m. (Israel time) at the principal offices of the Company, 24 Raul Wallenberg
Street, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 3 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE TWO NOMINEES FOR DIRECTOR NAMED IN ITEM 2. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

                  (Continued and to be signed on reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                 RADVISION LTD.

                                  June 19, 2005

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------

   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL OF THE PROPOSALS BELOW.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

     (1) To appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company to conduct the annual audit of the Company's financial statements for the year ending December 31, 2005, and to authorize the Company's Audit Committee to fix their compensation.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     (2) To elect two (2) directors as Class "A" directors of the Company to serve until the 2008 Annual General Meeting of Shareholders.

                  [ ]  FOR ALL NOMINEES

                  [ ] WITHHOLD AUTHORITY FOR ALL NOMINEES

                  [ ]  FOR ALL EXCEPT (see instructions below)

         NOMINEES:
         [ ]      GADI TAMARI
         [ ]      DAN BARNEA

INSTRUCTION:     To withhold authority to vote for any individual  nominee(s),
-----------      mark "FOR ALL EXCEPT" and fill in the circle next to each
                 nominee you wish to withhold, as shown here: (X)

     (3)  To authorize remuneration for Dan Barnea, an independent director.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            RADVISION LTD.
                                               (Registrant)



                                            By /s/Arnold Taragin
                                               -----------------
                                               Arnold Taragin
                                               Corporate Vice President
                                               and General Counsel



Date:  May 24, 2005